FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2014

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

844 Don Mills Road

Toronto, Ontario

Canada M3C 1V7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished Herewith (and incorporated by reference herein)

Exhibit No.	Description

99.1	Celestica Inc. Long-Term Incentive Plan, amended and restated as of January 29, 2014

99.2	Celestica Inc. Share Unit Plan, amended and restated as of January 29, 2014

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into Celestica Inc.’s outstanding registration statements filed with the Securities and Exchange Commission from the date on which this report is furnished to the extent not superseded by documents or reports subsequently filed or furnished by Celestica, Inc. under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: July 9, 2014	BY:	/S/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Chief Legal and Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Celestica Inc. Long-Term Incentive Plan, amended and restated as of January 29, 2014

99.2	Celestica Inc. Share Unit Plan, amended and restated as of January 29, 2014